================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period       February 1 to February 29, 2000
              -----------------------------------------------

                                   JACADA LTD.

--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                           11 GALGALEI HAPLADA STREET,

                             HERZLIYA, 46722 ISRAEL

--------------------------------------------------------------------------------

                     (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F |X|        Form 40-F |_|


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes |_| No |X|


NY2:\843761\04

                                EXPLANATORY NOTE



Attached is:

1. Press Release, released publicly on February 16, 2000, including unaudited interim consolidated financial statements for the three months and year ended December 31, 1999.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                             Date: March 2, 2000


                     JACADA LTD.



                     By:   /s/ Ran Oz
                        ------------------------------------------------
                        Name:  Ran Oz
                        Title: Chief Financial Officer & General Manager

February 16, 2000

PRESS RELEASE

                  JACADA REPORTS RECORD REVENUE FOR THE FOURTH
                          QUARTER AND YEAR-END RESULTS


           ATLANTA, GA - Jacada Ltd. (NASDAQ: JCDA), today reported record fourth quarter and year-end results for the period ended December 31, 1999. Jacada provides a complete software infrastructure to rapidly transform legacy systems into e-business solutions and to empower enterprise developers to build Internet applications.

           Revenue for the fourth quarter was up 53 percent at $4.4 million, as compared to $2.9 million in the same period last year. Gross profit for the quarter was up 62 percent to $3.4 million, as compared to $2.1 million in 1998. Net income for the quarter was $382,000 or $0.02 per share, compared to a net loss of $220,000, or a loss of 0.02 per share (proforma), in the fourth quarter of 1998.

           For the year ended December 31, 1999, revenue was $14.6 million, up 54 percent from $9.5 million in 1998. Gross profit for the year increased 70 percent to $11.2 million compared to $6.6 million in 1998. The net loss for 1999 was $6,000 or $0.00 per share as compared to a loss of $2.9 million, or $0.25 per share (proforma) in 1998. Jacada indicated that the e-business portion of its revenues for the year was up 93 percent compared with the prior year and represented 80 percent of revenues for the year.

           "We are extremely pleased with our strong revenue results. This quarter marks the eighth consecutive quarter of revenue growth for the Company," said Mike Potts, president of Jacada. "During the fourth quarter, we were able to continue our revenue growth while improving bottom line results. Gross margins for the quarter reached a record high of 78 percent. Our revenue growth is a reflection of our increased brand recognition, the continued success of our software and services in the marketplace, the leverage we enjoy in our partnerships with leading systems integrators and independent software vendors, as well as our penetration into new vertical markets."

           During the year, the Company successfully penetrated the automotive and insurance industries as well as the federal government. Jacada signed new contracts with Porsche and BMW and extended the North American software license agreement with Saab to include their international dealer network. In the fourth quarter, the Company signed new agreements in Europe with Daimler-Chrysler and Volvo.

           In the insurance industry, the Company signed a number of new contracts in 1999 including AIG, Ascensus, and State Auto Insurance. In the fourth quarter, Jacada won a significant contract with Zurich Insurance, and ALICO (a division of AIG) expanded its license agreement with the Company for distribution to users worldwide. At Zurich, Jacada for Java will be used to deliver an e-business application that will improve employee productivity and increase the accuracy of policy information.

           In the federal government market the Company signed a significant deal in the fourth quarter to deliver an intranet application for 25,000 users for the Department of the Interior (DOI). The DOI became the fourth federal agency to license software from Jacada.

           "Moving forward, we plan to continue growing the Company quickly while controlling costs," stated Gideon Hollander, founder and CEO of Jacada. "We will continue to seek out and leverage strategic partnerships to grow our customer base as well as increase our own direct sales force. With the end of Y2K budget constraints, companies are now focusing on delivering e-business solutions that leverage their critical legacy applications. Our adaptive software and multiple sales channels ensure that Jacada is well positioned to capitalize on this huge market opportunity."

           Founded in 1990, Jacada Ltd. provides a complete software infrastructure to rapidly transform legacy systems into e-business solutions and to empower enterprise developers to build Internet applications. The Company operates globally with headquarter offices in Atlanta, Georgia; Herzliya, Israel; and London, UK. Jacada can be reached at WWW.JACADA.COM or at 1-800-773-9574. The Company's ordinary shares are traded on Nasdaq under the symbol JCDA.

Jacada, Ltd. will host a conference call and Web cast on Wednesday, February 16, 2000, beginning at 10:00 a.m. (EST) to discuss fourth quarter 1999 and full year 1999 earnings. The Web cast can be accessed at http://www.streetevents.com/data/j/jcda/ OR http://www.jacada.com/.

           Statements in this press release or otherwise attributable to the Company regarding the Company's business which are not historical fact, including those regarding growth in its business, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve risks and uncertainties, including risks detailed in the Company's Offering Prospectus of October 14, 1999 and filings with the SEC, that could cause the Company's actual results to differ materially from those expressed or implied by these forward-looking statements.

                                                               JACADA LTD.
                                                  CONSOLIDATED STATEMENTS OF OPERATIONS
                                      IN U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA
                                                                 AUDITED
                                                                                         YEAR ENDED DECEMBER 31,
                                                                          ------------------------------------------------------
                                                                                   1998                           1999
                                                                          ------------------------       -----------------------
          Revenues:
            Software license                                                  $       6,469                 $        8,831
            Service and maintenance                                                   3,019                          5,768
                                                                          ------------------------       -----------------------
          Total revenues                                                              9,488                         14,599
                                                                          ------------------------       -----------------------
          Cost of revenues:
            Software license                                                            342                            639
            Service and maintenance                                                   2,558                          2,740
                                                                          ------------------------       -----------------------
          Total cost of revenues                                                      2,900                          3,379
                                                                          ------------------------       -----------------------
          Gross profit                                                                6,588                         11,220
                                                                          ------------------------       -----------------------
          Operating expenses:
          Research and development, net                                               2,440                          3,267
          Selling and marketing, net                                                  5,411                          6,529
          General and administrative                                                  1,637                          1,960
                                                                          ------------------------       -----------------------
          Total operating expenses                                                    9,488                         11,756
                                                                          ------------------------       -----------------------
          Operating loss                                                             (2,900)                          (536)
          Interest income                                                               197                            770
          Interest expenses                                                            (216)                          (206)
          Other expenses, net                                                            (1)                           (34)
                                                                          ------------------------       -----------------------
          Net loss                                                                   (2,920)                          $ (6)
                                                                          ========================       =======================

          Basic and diluted net loss per share                              $         (0.81)                $            -
                                                                          ========================       =======================
          Weighted average number of shares used in computing
          basic and diluted net loss per share                                    3,615,143                      6,572,476
                                                                          ========================       =======================

                                                              JACADA LTD.
                                                 CONSOLIDATED STATEMENTS OF OPERATIONS
                                     IN U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA
                                                               UNAUDITED
                                                                                            THREE MONTHS ENDED
                                                                                               DECEMBER 31,
                                                                              ------------------------------------------------
                                                                                      1998                       1999
                                                                              ----------------------     ---------------------
          Revenues:
            Software license                                                    $         1,848            $         2,987
            Service and maintenance                                                       1,039                      1,419
                                                                              ----------------------     ---------------------
          Total revenues                                                                  2,887                      4,406
                                                                              ----------------------     ---------------------
          Cost of revenues:
            Software license                                                                 87                        203
            Service and maintenance                                                         684                        781
                                                                              ----------------------     ---------------------
          Total cost of revenues                                                            771                        984
                                                                              ----------------------     ---------------------
          Gross profit                                                                    2,116                      3,422
                                                                              ----------------------     ---------------------
          Operating expenses:
          Research and development, net                                                     569                        852
          Selling and marketing, net                                                      1,379                      2,201
          General and administrative                                                        353                        547
                                                                              ----------------------     ---------------------
          Total operating expenses                                                        2,301                      3,600
                                                                              ----------------------     ---------------------
          Operating loss                                                                   (185)                      (178)
          Interest income                                                                    54                        584
          Interest expenses                                                                 (88)                       (25)
          Other income (expenses), net                                                       (1)                         1
                                                                              ----------------------     ---------------------
          Net income (loss)                                                     $          (220)             $         382
                                                                              ======================     =====================

          Basic earnings (loss) per share                                       $       (0.06)              $        0.02
                                                                              ======================     =====================
          Weighted average number of shares used in computing
          basic earning (loss) per share                                              3,621,893                 15,437,634
                                                                              ======================     =====================
          Diluted earnings (loss) per share                                     $       (0.06)              $        0.02
                                                                              ======================     =====================
          Weighted average number of shares used in computing
          diluted earning (loss) per share                                            3,621,893                  18,859,529
                                                                              ======================     =====================
          Pro forma basic earnings (loss) per share                             $       (0.02)              $        0.02
                                                                              ======================     =====================
          Pro forma weighted average number of shares used in
          computing basic earning (loss) per share                                   12,029,528                  16,712,830
                                                                              ======================     =====================
          Pro forma diluted earnings (loss) per share                          $       (0.02)               $        0.02
                                                                              ======================     =====================
          Pro forma weighted average number of shares used in
          computing diluted earning (loss) per share                                 12,029,528                  18,859,529
                                                                              ======================     =====================

                                                              JACADA LTD.
                                                      CONSOLIDATED BALANCE SHEETS
                                            IN U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA
                                                                AUDITED
                                                                                               DECEMBER 31,
                                                                                 ----------------------------------------
                                                                                       1998                   1999
                                                                                 -----------------      -----------------
          ASSETS

   CURRENT ASSETS:
        Cash and cash equivalents                                                      $   5,613              $   5,141
        Short-term deposit                                                                     -                     56
        Trade receivables (net of allowance for doubtful accounts of $ 30 and
   $ 40 as of December 31, 1998 and 1999, respectively)                                    2,966                  3,760
        Other accounts receivable                                                            171                    261
        Marketable securities                                                                  -                 50,519
                                                                                 -----------------      -----------------
                                                                                           8,750                 59,737
                                                                                 -----------------      -----------------

   LONG-TERM RECEIVABLES                                                                     152                    128
                                                                                 -----------------      -----------------

   SEVERANCE PAY FUND                                                                        338                    430
                                                                                 -----------------      -----------------

   PROPERTY AND EQUIPMENT, NET                                                             1,891                  2,140
                                                                                 -----------------      -----------------

                                                                                      $   11,131             $   62,435
                                                                                 =================      =================
          LIABILITIES AND SHAREHOLDERS' EQUITY

   CURRENT LIABILITIES:
        Short-term debt                                                             $      2,022             $        -
        Current portion of  long-term debt                                                   129                    194
        Trade payables                                                                       437                  1,443
        Deferred revenues                                                                  4,152                  3,024
        Accrued expenses and other liabilities                                               862                  1,761
                                                                                 ------------------    ------------------

                                                                                           7,602                  6,422
                                                                                 ------------------    ------------------
   LONG TERM LIABILITIES:
        Accrued severance pay                                                                500                    677
        Long-term debt, net of current portion                                                90                    186
        Offering expenses payable                                                              -                    296
                                                                                 ------------------    ------------------

                                                                                             590                  1,159
                                                                                 ------------------    ------------------
   COMMITMENTS AND CONTINGENT LIABILITIES

   SHAREHOLDERS' EQUITY:
        Preferred shares of NIS 0.01 par value:
          Authorized: 9,750,000 as of December 31, 1998 and 0 as of
   December 31, 1999; Issued and outstanding: 8,407,635 as of
   December 31, 1998 and 0 as of December 31, 1999;                                           26                      -
        Ordinary shares of NIS 0.01 par value:
          Authorized: 20,250,000 as of December 31, 1998 and 30,000,000
   as of December 31, 1999; Issued and outstanding: 3,621,893 as
   of December 31, 1998 and 17,610,893 as of December 31, 1999                                12                     52
        Additional paid-in capital                                                        14,887                 66,941
        Deferred compensation                                                               (125)                  (272)
        Accumulated deficit                                                              (11,861)               (11,867)
                                                                                 ------------------    ------------------

   Total shareholders' equity                                                              2,939                 54,854
                                                                                 ------------------    ------------------

                                                                                    $     11,131            $    62,435
                                                                                 ==================    ==================